SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  21 January 2013

PT Fixed Rate Notes 2012/2016 — Interest Payment

Portugal Telecom, SGPS SA (“PT”) informs the holders of PT EUR 400,000,000 6.25 per cent. Notes due 2016 (ISIN PTPTCYOM0008) that the following interest relating to the mentioned issue will be paid as from January 28, 2013 as follows (per Calculation Amount of Euro 1,000.00):

	Corporate Income Tax		Personal Income Tax
	IRC 25%(*)		IRS 28%(*)
Gross Interest	Euro	31.2500	Euro	31.2500
Income Taxes	Euro	7.8125	Euro	8.7500
Net Interest	Euro	23.4375	Euro	22.5000

(*) The above-mentioned withholding tax rates, when withholding tax is due, are applied in accordance with the information provided in the Prospectus. The withholding tax rate will be increased to 35% whenever interest are paid or made available: a) on accounts in the name of one or more owners but on behalf of unidentified third parties (except if the beneficial owner is identified, in which case the corresponding rate is applicable); b) to non-residents which are domiciled in blacklisted jurisdictions (as provided by Ministerial Order no. 150/2004, of February 13). For the purposes of benefiting of an exemption from withholding tax or reduction of the withholding rate, holders must prove their tax status before the financial institution in which the respective notes are registered.

The paying agent designated for this purpose is Citibank International PLC, Sucursal em Portugal (Branch-Office in Portugal). The relevant amounts will be paid in accordance with the issue documents and pursuant to the terms of article 53 of Regulation no. 3/2000 and Circular no. 1/2000, both of Interbolsa.

This statement is pursuant to the terms and for the purposes of articles 249 of the Portuguese Securities Code and 7 of the CMVM Regulation no. 5/2008.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.